FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                         HSBC BANK ARGENTINA TO ACQUIRE
                      BANCA NAZIONALE DEL LAVORO ARGENTINA

HSBC has signed an agreement with Banca Nazionale del Lavoro SpA to acquire the latter's banking operations in Argentina, Banca Nazionale del Lavoro S.A. (BNL), for a consideration of US$155 million, to be met from internal resources within Argentina.

HSBC Bank Argentina SA has 58 branches throughout the country providing a full range of banking and financial products and services, including commercial, consumer and corporate banking, to over 512,000 customers.

BNL started operating in Argentina in 1960 and currently has 91 branches in 18 provinces, 700,000 active personal customers and 26,700 commercial customers, mainly retail and small and medium-sized businesses.

Simon Martin, CEO and President of HSBC Argentina, said: "This acquisition will allow HSBC to increase its distribution network and market presence in Argentina. The size and reach of our combined operations will help us bring economies of scale to delivering a wide range of products and services to existing and prospective customers and so contribute to the profitable development of the financial sector in Argentina."

The transaction is subject to regulatory approval and is expected to be completed in the first quarter of 2006. After completion, and also subject to regulatory approval, Banca Nazionale del Lavoro Argentina's operations will be merged into HSBC Bank Argentina.

Notes to editors:

1. HSBC in Argentina
The HSBC Group has had a presence in Argentina since 1987 when it took a stake in Banco Roberts SA. In 1997, the Group acquired the remaining stake in the Roberts Group holding company and re-named it HSBC Argentina Holdings SA.

HSBC Argentina is one of the largest financial organisations in Argentina and comprises HSBC Bank Argentina, HSBC MAXIMA AFJP, HSBC La Buenos Aires and HSBC New York Life. The product and service distribution network comprises 99 branches and offices spread across the country.

2. The HSBC Group
HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. Banca Nazionale Del Lavoro SpA
BNL is one of the largest banking groups in Italy and among the top 100 banks in the world. It has about 700 retail branches throughout Italy and offices in some 15 other countries. The bank caters to the needs of businesses and public entities with an emphasis on retail and medium-sized corporate clients, offering commercial banking, asset management, insurance and more.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 January, 2006